UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Restructuring of $12.3bn  of credit market assets - 16 September, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 16, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: September 16, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

16th September 2009

BARCLAYS PLC

Barclays announces the restructuring of $12.3bn of credit market assets

Barclays PLC ("Barclays") today announces the restructuring of $12.3bn of credit market assets ("the Assets") by a sale of the Assets to Protium Finance LP ("Protium" / "the Fund").

Protium is a newly established fund whose objective is to purchase credit market assets from third parties and manage those assets over time to benefit from their long term cash flows. The Fund will begin by purchasing and managing the Assets from Barclays in the transaction announced today.

The activities of Protium will initially be supported by $450m of new funding provided by the partners of Protium and by a loan to Protium of $12.6bn by Barclays. The loan will be used primarily to fund the purchase of the Assets from Barclays. As part of the transaction any excess cashflows following repayment of the loan to Barclays will accrue to the partners of Protium.

Although this transaction ("the Transaction") does not result in a different underlying credit risk profile at the commencement of the loan period, it creates a structure through which the expected value of the long term cash flows from the Assets can be maximised over time. Barclays expects it to enhance shareholder value by:

  Restructuring exposure to the risk in the Assets thereby mitigating the potential impact of short term movement in market values and monoline downgrades;

  Delivering more stable risk-adjusted returns, given the Assets' multi-year duration and their cash flow characteristics; and

  Securing long term access to an experienced team specialising in managing credit market assets.

The Assets will remain on balance sheet for regulatory purposes; consequently the Transaction will not reduce the regulatory capital required for these Assets and may lead to an increase.

The Assets will be sold at current fair values and therefore Barclays expects it will record neither a gain nor a loss on completion of the sale. Barclays will not consolidate Protium for accounting purposes and will derecognise the assets. In order to provide reporting transparency in the future, Barclays will disclose appropriate information in relation to the valuation of the loan to Protium, including the performance of underlying cashflows, and the fair value of the underlying assets.

The Transaction is part of an ongoing process in Barclays to manage down the quantum and volatility of its credit market exposures as it seeks to protect and enhance the interests of shareholders.

Details of transaction

Barclays has agreed to sell the Assets to Protium for a consideration of $12.3bn, representing their fair value at the date of the Transaction. The Assets comprise structured credit assets insured by monolines ($8.2bn), RMBS/Other ABS assets ($2.3bn) and residential mortgage assets ($1.8bn) held in Barclays Capital. Structured credit assets comprise assets with a fair value of $3.6bn and monoline guarantees valued at $4.6bn. At the date of the Transaction, the $12.3bn book value of the Assets was net of credit reserves of $2.3bn for the associated monoline exposure.

The Barclays Capital credit market exposures including their fair values and credit valuations, as disclosed at 30th June 2009, amended for the proforma effects of this Transaction, are set out in the Notes attached to this announcement.

The $450m of new funding through the issue of limited partner interests will entitle the holders to fixed payments of 7% per annum for 10 years on their initial investment, and will be amortised in equal instalments over 5 years. Any excess cash remaining in the Fund after full repayment to Barclays of principal and interest in respect of its loan will accrue to the limited partners at the end of the 10 year period.

Barclays will provide financing to Protium in the form of a $12.6bn ten-year loan for which it will seek a credit rating. The loan, drawn at completion, will be repaid during the term from cash generated by the Fund. The principal terms of the loan are as follows:

  The loan has a final maturity of ten years, with a commercial rate of return fixed at USD LIBOR plus 2.75% (expected to amount to a cumulative total of $3.9bn);

  Protium is obliged to pay principal and interest equal to the amount of available cash generated by the Fund after payment of Fund expenses and certain payments to the Fund's partners; and

  The loan is secured by a charge over the assets of Protium.

Protium's cashflow from its assets will be used first to service payment of management fees and distributions to the partners as a priority and subsequently to service payments of interest and principal on the Barclays loan.

On completion of the Transaction, Protium's assets comprised $12.3bn of Assets together with cash and US treasuries of $800m. The cash will be deployed at the discretion of Protium in third party credit assets to generate further investment cash flow.

Protium is run by C12 Capital Management, an independent asset management firm, the principals of which are Stephen King and Michael Keeley. Stephen King was head of Barclays Capital's Principal Mortgage Trading Group and Michael Keeley was a member of Barclays Capital's management committee covering European financial institutions. Both ceased to be employed by Barclays Capital upon completion of the Transaction. Neither Barclays nor any of its employees is an investor in the Fund.

Barclays Capital acted as advisor to Barclays on this transaction.

Commenting on the Transaction, Chris Lucas, Group Finance Director, said:

"We are not seeking through the Transaction to effect a change to our underlying credit risk profile. But we are restructuring a significant tranche of credit market exposures in a way that we expect will secure more stable risk-adjusted returns for shareholders over time. We also bring in investors with an appetite for the cash flows arising from the Assets.

For Barclays, this represents a good opportunity to create greater predictability of income and economic capital utilisation."

Analyst and Investor conference call

A conference call for analysts and institutional investors will be hosted by Chris Lucas, Barclays Group Finance Director. The call will commence at 15-30 (BST) today, 16th September 2009.

To access the live conference call, please dial 0845 401 9092 (UK callers), 1 866 250 3740 (US callers) or + 44 20 3023 4419 (all other locations). Access code: "Barclays".

A replay of the conference call will be available after the event. Replay details will be available via the Barclays investor relations website at
www.barclays.com/investorrelations.

Note

None of the securities referred to above have been or will be registered under the US. Securities Act of 1933 or the securities laws of any other jurisdiction and may be offered and sold in the United States and elsewhere only in accordance with an applicable exemption from the registration requirements thereof.

ENQUIRIES

ANALYSTS AND INVESTORS

Stephen Jones        +44 (0)20 7116 5752

MEDIA

Alistair Smith        +44 (0)20 7116 6132

Note 1: Barclays Capital Credit Market Exposures Amended for the Effect of the Disposal

	Reporte d		Proforma	Reported		Proforma
	a s at	Effects of disposal	a s at	a s at	Effects of disposal	a s at
	30.06.09		30.06.09	30.06.09		30.06.09
US Residential Mortgages	$m	$m	$m	£m	£m	£m
ABS CDO Super Senior	3,709	-	3,709	2,255	-	2,255

Other US sub-prime	2,873	(1,764)	1,109	1,747	(1,073)	674

Alt-A	3,745	(2,342)	1,403	2,277	(1,424)	853

Monoline wrapped US RMBS	2,092	(2,081)	11	1,272	(1,266)	6

Commercial Mortgages
Commercial real estate	14,354	-	14,354	8,728	-	8,728

Commercial mortgage-backed securities	954	-	954	580	-	580

Monoline wrapped CMBS	2,577	(2,450)	127	1,567	(1,490)	77

Other Credit Market
Leveraged Finance	11,394	-	11,394	6,928	-	6,928

SIVs and SIV -Lites	962	-	962	585	-	585

CDPCs	138	-	138	84	-	84

Monoline wrapped CLO and other	7,396	(752)	6,644	4,497	(457)	4,040

Reduction in fair value of underlying assets wrapped by monoline insurers		(2,728)			(1,659) [1]

Total		(12,117)			(7,369)

1
. See Note 3 for split by asset class
The difference between the $12.1bn of assets shown above and the consideration of $12.3bn relates to valuation movements on the credit market related exposures since 30 June 2009 and other assets of $0.3bn included in the disposal.
 The gross assets subject to the Transaction total $12.4bn.
In 2008 Barclays recorded a pre-tax loss of £1,193m attributable to the
A
ssets that are being sold.  This amount is stated net of hedges and includes operating expenses for the related business.  In 2008, the profit before tax of Barclays Group was £6,077m.

Note 2
:
Barclays Capital Remaining Monoline Exposure Following the Disposal
US Residential Mortgage Backed Securities Exposure Wrapped by Monoline Insurers by Rating of the Monoline

		Fair Value	Fair	Credit
		of Underlying	Value	Valuation	Net
	Notional	Asset	Exposure	Adjustment	Exposure
Reported: As at 30.06.09	£m	£m	£m	£m	£m
A/BBB	-	-	-	-	-
Non-investment grade	2,281	348	1,933	(661)	1,272
Total	2,281	348	1,933	(661)	1,272

Proforma: As at 30.06.09
A/BBB	-	-	-	-	-
Non-investment grade	60	4	56	(50)	6
Total	60	4	56	(50)	6

CMBS Exposure Wrapped by Monoline Insurers by Rating of the Monoline

		Fair Value	Fair	Credit
		of Underlying	Value	Valuation	Net
	Notional	Asset	Exposure	Adjustment	Exposure
Reported: As at 30.06.09	£m	£m	£m	£m	£m
AAA/AA	57	13	44	(5)	39
A/BBB	-	-	-	-	-
Non-investment grade	3,263	920	2,343	(815)	1,528
Total	3,320	933	2,387	(820)	1,567

Proforma: As at 30.06.09
AAA/AA	57	13	44	(5)	39
A/BBB	-	-	-	-	-
Non-investment grade	377	127	250	(212)	38
Total	434	140	294	(217)	77

CLO and Other Exposure Wrapped by Monoline Insurers by Rating of the Monoline

		Fair Value	Fair	Credit
		of Underlying	Value	Valuation	Net
	Notional	Asset	Exposure	Adjustment	Exposure
Reported: As at 30.06.09	£m	£m	£m	£m	£m
AAA/AA	7,319	4,893	2,426	(86)	2,340
A/BBB	-	-	-	-	-
Non-investment grade	11,268	7,968	3,300	(1,143)	2,157
Total	18,587	12,861	5,726	(1,229)	4,497

Proforma: As at 30.06.09
AAA/AA	7,319	4,893	2,426	(86)	2,340
A/BBB	-	-	-	-	-
Non-investment grade	10,031	7,446	2,585	(885)	1,700
Total	17,350	12,339	5,011	(971)	4,040

Note 3
: Assets Sold Pursuant to the Transaction
US Residential Mortgage Backed Securities Exposure Wrapped by Monoline Insurers by Rating of the Monoline

		Fair Value	Fair	Credit
		of Underlying	Value	Valuation	Net
	Notional	Asset	Exposure	Adjustment	Exposure
Reported: As at 30.06.09	£m	£m	£m	£m	£m
A/BBB	-	-	-	-	-
Non-investment grade	2,221	344	1,877	(611)	1,266
Total	2,221	344	1,877	(611)	1,266

CMBS Exposure Wrapped by Monoline Insurers by Rating of the Monoline

		Fair Value	Fair	Credit
		of Underlying	Value	Valuation	Net
	Notional	Asset	Exposure	Adjustment	Exposure
Reported: As at 30.06.09	£m	£m	£m	£m	£m
AAA/AA	-	-	-	-	-
A/BBB	-	-	-	-	-
Non-investment grade	2,886	793	2,093	(603)	1,490
Total	2,886	793	2,093	(603)	1,490

CLO and Other Exposure Wrapped by Monoline Insurers by Rating of the Monoline

		Fair Value	Fair	Credit
		of Underlying	Value	Valuation	Net
	Notional	Asset	Exposure	Adjustment	Exposure
Reported: As at 30.06.09	£m	£m	£m	£m	£m
AAA/AA	-	-	-	-	-
A/BBB	-	-	-	-	-
Non-investment grade	1,237	522	715	(258)	457
Total	1,237	522	715	(258)	457

Total	6,344	1,659	4,685	(1,47 2 )	3,213

Alt-A, Other US Sub-Prime and Asset Backed Securities

	As at	Marks at
	30.06.09	30.06.09
	£m	%
Whole loans and Real Estate Owned	1,259	50%
Alt-A and sub-prime RMBS and other ABS	1,4 11	10%

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
USA
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 145,000 people. Barclays moves, lends, invests and protects money for 49 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.
Registered in
England
 1026167. Registered office
1 Churchill Place
,
London
, E14 5HP. Authorised and regulated by the Financial Services Authority and a member of the London Stock Exchange.

About Barclays Capital
Barclays Capital is the investment banking division of Barclays Bank PLC. Barclays Capital provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Barclays Capital has offices around the world, employs 20,000 people and has the global reach, advisory services and distribution power to meet the needs of issuers and investors worldwide. For further information about Barclays Capital, please visit our website
www.barclayscapital.com
.

About C12 Capital Management
C12 Capital Management LP is a newly formed partnership, established in the
United States
 and based in
New York
, consisting primarily of a team of ex-Barclays Capital employees, whose business will consist of actively managing assets including US residential and commercial mortgages and asset backed securities. For further information about C12 Capital Management LP, please visit
www.c12capital.com
.

About Protium Finance LP
Protium Finance LP is a partnership registered with the Cayman Island Monetary Authority as a fund and managed by C12 Capital Management LP.